

16013097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 66274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ENGLAND SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 17th Street, NW, Suite 304
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig W. England (202) 386-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group LLC
(Name – *if individual, state last, first, middle name*)

400 Old Forge Land	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig W England, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of England Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



YULIANA CISNEROS
Notary Public, State of Texas
My Commission Expires
June 26, 2019

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENGLAND SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2015

With Report of Independent Registered Public Accounting Firm

ENGLAND SECURITIES, LLC

CONTENTS


RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of England Securities, LLC

We have audited the accompanying statement of financial condition of England Securities, LLC as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. England Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of England Securities, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

RW Group, LLC

Kennett Square, Pennsylvania
February 26, 2016

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

ENGLAND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and Cash Equivalents	$	82,067
Accounts Receivable		93,380
Accounts Receivable - Affiliates		1,515
Income Taxes Receivable		4,536
Prepaid Expenses		11,731
Furniture and Equipment - Net		10,084
Deposits		16,172
Deferred Tax Asset		89,953
Total Assets	$	309,438

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Compensation, Taxes and Benefits Payable	$	48,060
Accounts Payable and Accrued Expenses		24,040
Total Liabilities		72,100
MEMBER'S EQUITY		
Member's Equity		237,338
Total Liabilities and Member's Equity	$	309,438

The accompanying notes are an integral part of these financial statements.

ENGLAND SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

NOTE 1 – ORGANIZATION

England Securities, LLC (the Company) was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of England & Company, LLC (E&C).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared using the accrual basis of accounting.

Depreciation - Office equipment, furniture and fixtures are recorded at cost and are depreciated using the straight-line method and are shown net of $87,994 accumulated depreciation.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Income Taxes – Effective January 1, 2012, the Company elected to be taxed as a corporation and no longer as a disregarded entity consolidated into the tax return of its parent, E&C. As a result, the Company accounts for income taxes for financial reporting purposes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable - Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. The Company believes as of December 31, 2015 that all accounts receivable are collectible. Therefore, no allowance has been established.

NOTE 3 – CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE 4 – DEFERRED REVENUE

The Company's revenue is generally earned when billed or received, however, there are certain instances where the Company receives fees in advance of being earned. When fees are received in advance of being earned the Company records them as deferred revenue and then recognizes them as revenue as they are earned.

NOTE 5 – LEASE

The Company has leases for office premises that expire in May 2016 and December 2016. The future minimum lease payments under the office premises leases are approximately as follows:

2016	$ 195,751
Thereafter	0
Total	$ 195,751

NOTE 6 – INCOME TAXES

The provision (benefit) for income taxes for the year ending December 31, 2015 consists of the following:

	Current Taxes	Deferred Taxes	Reversal of NOL Valuation	Total Provision (Benefit)
Federal	$ 2,079	$ 2,722	$ (54,061)	$ (49,260)
State	1,386	1,814	(36,041)	(32,841)
Total	$ 3,465	$ 4,536	$ (90,102)	$ (82,101)

The primary difference between income taxes at the statutory rate and the effective rate is the reversal of the net operating loss (NOL) carryforward valuation allowance and utilization of the NOL carryforward from the prior year's loss.

In fiscal year 2014, the Company incurred an NOL and recorded a full valuation allowance against the associated deferred tax asset as of December 31, 2014. Upon analysis, management believes sufficient

NOTE 6 – INCOME TAXES (CONTINUED)

evidence exists to support the reversal of the valuation allowance during the 2015 year. As a result, of the reversal of the valuation allowance, the Company recognized an associated deferred tax asset of $90,102. As of December 31, 2015, the Company had an NOL carryforward of $82,101 for federal and state income tax purposes. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statements as of and for the year ended December 31, 2014. All tax years since January 1, 2012 are open to tax examination by authorities.

NOTE 7 - RETIREMENT PLAN

The Company has a 401(k) plan for the benefit of its employees. The plan covers substantially all employees and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company elected to make a contribution of $8,927 for the year ended December 31, 2015.

NOTE 8 - RELATED PARTY TRANSACTIONS

In the normal course of business and for administrative convenience, the Company advances payment of certain operating expenses on behalf of affiliated entities of the Company. During the year, the Company advanced $3,628 in such affiliate expense payments, of which $80 were unreimbursed as of December 31, 2015. Additionally, two officers of the Company have balances due to the Company totaling $1,435 from ordinary course activities.

During the course of the year ended December 31, 2015, E&C made capital contributions to the Company totaling $7,500, and the Company made capital distributions to E&C of $30,000. E&C also provided a guarantee of the Company's office lease obligations for its New York facilities.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $9,967 which was $4,967 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 7.2 to 1.

NOTE 10 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

NOTE 11 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2016, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1777*********************MIXED AADC 220
066274 FINRA DEC
ENGLAND SECURITIES LLC
888 17TH ST NW STE 304
WASHINGTON DC 20006-3312

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ [illegible]

B. Less payment made with SIPC-6 filed (exclude interest) ([illegible])

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) [illegible]

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ [illegible]

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,330.09

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

England Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

[illegible]
(Title)

Dated the [illegible] day of [illegible], 20 [illegible].

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 2,309,796

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ 2,309,796

2e. General Assessment @ .0025 $ 5,774.49

(to page 1, line 2.A.)